OMV Aktiengesellschaft

Report January – March 2009

including interim financial statements as of March 31, 2009

09046266

082-03209

May 8, 2009
6:30 am (BST), 7:30 am (CET)

SUPPL

Early response to deteriorating environment bears fruit in Q1/09

Q4/08	Q1/09	Q1/08	△%	in EUR mn	2008
(129)	266	795	(66)	EBIT	2,340
301	258	792	(67)	Clean EBIT	3,105
786	340	745	(54)	Clean CCS EBIT [1]	3,405
(208)	40	446	(91)	Net income after minorities	1,374
302	126	419	(70)	Clean CCS net income after minorities [1]	1,942
(0.70)	0.14	1.49	(91)	EPS in EUR	4.60
1.01	0.42	1.40	(70)	Clean CCS EPS in EUR [1]	6.50
515	915	813	13	Cash flow from operations	3,214
–	–	–	n.a.	Dividend per share in EUR [2]	1.00

[1] Clean CCS figures exclude inventory holding effects resulting from the fuels refineries; for CCS definition please refer to page 7
[2] 2008: Proposal to the Annual General Meeting 2009

- **Economic environment weighs on Q1/09 results:** Clean CCS EBIT decreased by 54% to EUR 340 mn; including negative CCS effects of EUR (82) mn in refining, clean EBIT was EUR 258 mn. Clean CCS net income after minorities was EUR 126 mn in Q1/09 burdened by a loss of EUR (32) mn from associated companies affected by FX losses at Petrol Ofisi and reduced market demand at Borealis as well as a high tax rate
- **OMV has quickly adjusted to the changing economic environment,** gaining competitive advantage through its strong liquidity position as a result of the hedging strategy in E&P started in Q4/08 and a reprioritized capital budget
- **Outlook for 2009:** We expect the main market drivers to remain highly volatile; in E&P production rate should be supported by new field developments

Wolfgang Ruttenstorfer, CEO of OMV:
"Against the backdrop of a deteriorating economic situation and crude prices only slightly recovering towards the end of Q1/09, the operational environment remained difficult for OMV. While earnings came under pressure we managed, at the same time, to strengthen our balance sheet, notably through the sale of our 21.2% stake in MOL but also through the issue of a Eurobond and German Loan Notes. More encouragingly, the Maari oil field in New Zealand has been brought on stream and current production rates look very promising. Overall, OMV is well prepared to cope with the global economic downturn. Its operational and financial strength allows the Company to continue pursuing its growth strategy in its core regions, which will offer attractive growth rates in the medium and long term."

Content

2| **Directors' report** (unaudited)
- 2| Financial highlights
- 2| Significant events
- 3| Outlook
- 4| At a glance

5| **Business segments**
- 5| Exploration and Production
- 7| Refining and Marketing
- 9| Gas and Power

11| **Group financial statements and notes** (unaudited)
- 12| Income statement
- 14| Balance sheet, CAPEX and gearing
- 16| Cash flows
- 17| Changes in stockholders' equity
- 18| Segment reporting
- 19| Other notes

20| **Declaration of the management**

21| **Further information**

Move & More. OMV

Directors' report (condensed, unaudited)

Financial highlights

First quarter 2009 (Q1/09)

In Q1/09, results reflected the strong decline in crude prices. The average Brent price decreased by 54% compared to Q1/08. Furthermore these lower average crude prices led to negative CCS effects in refining. The **Group's reported EBIT** of EUR 266 mn was therefore significantly below the level of Q1/08. For the same reasons the contribution of **Petrom** to reported EBIT was only EUR 77 mn. The **net financial result** was below the Q1/08 level, as the MOL sale as well as Borealis' and Petrol Ofisi's results made a negative contribution. **Net income after minorities** of EUR 40 mn was down compared to EUR 446 mn in Q1/08. **Clean CCS EBIT** was down by 54% at EUR 340 mn excluding a minor net **special income** of EUR 8 mn and CCS effects of EUR (82) mn. **Petrom's clean CCS EBIT** was EUR 93 mn. **Clean CCS net income after minorities** was EUR 126 mn and **clean CCS EPS after minorities** was EUR 0.42. At the end of March, **net debt** of the Group was EUR 3,336 mn and the **gearing ratio** stood at 33.9%.

In **Exploration and Production (E&P)**, clean EBIT decreased by 69% compared to Q1/08 to EUR 227 mn as oil prices fell dramatically, only partly compensated by the positive impact of FX developments. The Group's oil and gas production was 308,000 boe/d, 4% below the level of Q1/08.

In **Refining and Marketing (R&M)**, clean CCS EBIT was EUR 22 mn, versus EUR (7) mn in Q1/08. Timing effects (crude oil bought at higher price levels than prevailing at the moment of sale of finalized products) led to negative CCS effects of EUR (82) in refining. The petrochemical business suffered from depressed margins. The marketing result came in well above the level of Q1/08, mainly due to higher sales volumes and cost reductions in Petrom.

In **Gas and Power (G&P)**, clean EBIT decreased by 2% to EUR 86 mn compared to Q1/08, with good results from gas supply, marketing and trading partially compensating for negative effects from Doljchim.

Significant events in Q1/09

On January 21, OMV announced the planned sale of additional 70 OMV and Avanti filling stations in Austria. OMV's strategy is the expansion of premium station locations and quality leadership with the VIVA convenience store brand.

On February 12, OMV was awarded an additional offshore exploration license in Norway, which is located in the Barents Sea, and will be operated by OMV (Norge) AS in a joint venture with Sagex Petroleum Norge AS. OMV now has interests in seven licenses in Norway.

On February 23, OMV announced the planned sale of its subsidiary, OMV Italia S.r.L. with a network of 96 filling stations in the Northern-Italian region of Triveneto (Trentino, South Tirol, Friuli-Venezia Giulia, Veneto) by year-end 2009.

On February 25, OMV announced first oil from Maari, New Zealand, operated by OMV New Zealand in a joint venture with Todd Energy, Horizon Oil International Ltd and Cue Taranaki Pty Ltd. A peak production level of approximately 30,000 bbl/d is expected in 2010 (gross).

On March 9, OMV announced the start of the extended well test of Latif-1 located in the Latif Block about 100 km from Sukkur in southern Pakistan's province of Sindh. During 9m/09 the testing gas rate is estimated to reach approximately 1,000 boe/d.

On March 25, the OMV Supervisory Board reconfirmed all Members of the Executive Board. Wolfgang Ruttenstorfer will serve as CEO until March 31, 2011 and will be succeeded by Gerhard Roiss.

On March 30, OMV announced the sale of its 21.2% stake in MOL to Surgutneftegaz, for a total consideration of EUR 1,400 mn.

On March 31, OMV announced its debut EUR 750 mn Eurobond transaction, with a maturity of five years. Due to high demand the bond issue was later increased to EUR 1,000 mn.

Outlook 2009

In 2009, we expect the main market drivers (crude price, refining margins and the EUR-USD exchange rate) to remain highly volatile. We expect the oil price to recover during 2009 from the significant drop experienced at the end of last year, but remaining well below the average numbers of 2008. The Brent-Urals spread should narrow compared to the 2008 average level.

The average EUR-USD exchange rate for 2009 is expected to be highly volatile and overall we are anticipating a weaker EUR compared to the average 2008 level. Based on the recent weakness of several CEE currencies we expect a highly volatile but overall decreasing RON versus the USD and the EUR compared to 2008 average levels.

The deterioration of the global economic situation will have an impact in OMV's relevant markets. Refinery fuels margins are anticipated to weaken from the 2008 level and the petrochemicals business is expected to suffer from reduced market demand and lower margins caused by the economic downturn. Marketing margins are expected to be lower than in 2008.

OMV as an integrated energy company with low leverage has the financial strength to withstand the impact of a weaker economic environment. With its solid financial structure, OMV is well positioned to cope with the challenges and opportunities of the current market. The Group's planned investments are screened and prioritized to reduce CAPEX to levels appropriate of the current challenging environment.

To partly protect the Group's cash flow from the negative impact of falling oil prices, derivative instruments have been used to hedge earnings in the E&P segment for 65,000 bbl/d in 2009. To achieve this goal, put spreads were used. Should average oil prices per quarter stay below USD 65/bbl in 2009, the hedge would pay out USD 15/bbl to actual oil prices. From USD 65/bbl to USD 80/bbl the hedge secures USD 80/bbl. The put spreads were financed via calls in order to avoid initial cash outlay (zero-cost structure), whereby the Group would not be able to benefit from oil prices above approx. USD 110/bbl in 2009 for the above stated volume. To partly protect the Group's cash flow from EUR-USD volatility, derivative instruments have also been used to hedge an exposure of approximately USD 1 bn. Based on these acquired derivative instruments, exchange rate movements only affect results within the range of EUR-USD 1.32 to 1.15.

In **E&P**, production is expected to increase due to new fields coming on stream in 2009. The oil field Maari in New Zealand started production in Q1/09 and first lifting was undertaken at the beginning of April. The oil field Komsomolskoe in Kazakhstan is expected to start production in Q2/09. In addition, the Austrian gas fields Strasshof and Ebenthal (put on stream in Q3/08), as well as drilling in the gas field Mamu and the development of the oil field Delta, both in Romania, will all contribute positively to production. On the other hand, changes to OPEC quotas will lead to a significantly lower production contribution from Libya than in 2008 and, starting with 2009, non-hydrocarbon gases (mainly inert gases) produced in Austria and Pakistan that can not be sold will no longer be shown as part of production. The Romanian gas demand is significantly lower than last year due to reduced industrial consumption, particularly in the chemical industry. To date, this has had no impact on our production, though an increase in the import rate later in the year could adversely affect Petrom's gas production. In Romania, the further integration and restructuring of the oil service business of Petromservice, acquired in February 2008, will be one of the key activities. The successfully completed well modernization program, the increase in operational efficiency and streamlining of the organization will positively influence the operating costs of Petrom in 2009. The business focus will further be on tight cost control and project prioritization within E&P to tackle the volatile environment.

In the **R&M** segment, the thermal gasoil unit in Schwechat came on stream in the beginning of Q2/09, which will enable an increase in the share of heavy crude oil input and, at the same time, an improvement in the product yield. No major shutdowns are planned in the refineries. Minor planned shutdowns are not expected to materially impact earnings. Overall capacity utilization is expected to be below the long-term trend as a result of the economic slowdown in our relevant markets. In 2009, the construction of the Ethylene Pipeline South will be continued and should be completed in 2010. This pipeline will strengthen the petrochemical industry in Bavaria (Germany). The exit from retail business in Italy and further sale of tail-end filling stations in Austria will be ongoing, which should lead to an optimized structure of the overall network.

In the **G&P** segment, strong focus will remain on the enhancement of sales activities through increasing market penetration as well as on increasing trading activities at European gas hubs via EconGas. In Romania, the tendency towards declining gas consumption is expected to continue in 2009 due to reduced industrial demand. In order to strengthen the position of OMV's gas business in Europe, diversification of long-term supply will be pursued in respect of accessing new supply sources – be it via pipeline or LNG. An open season process is planned in 2009 for the Nabucco gas pipeline project, which should lead to the first transport contracts. Major milestones for the Gate LNG terminal in Rotterdam are the construction of the outer LNG tanks and the jetty substructure. For the Adria LNG project in Croatia, the Combined Risk Assessment, the Environmental Impact Study and the Front End Engineering and Design award process are to be

completed in 2009. Further extension of the WAG gas pipeline will continue, aiming to increase the transport capacity by 2011. The construction of the power plant in Brazi in Romania continues according to plan.

At a glance

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
5,771	4,291	5,955	(28)	Sales [1]	25,543
30	227	731	(69)	EBIT E&P [2]	2,274
(286)	(51)	43	n.m.	EBIT R&M	(105)
70	85	88	(4)	EBIT G&P	245
(41)	(19)	(15)	23	EBIT Corporate and Other	(111)
98	24	(52)	n.m.	Consolidation	37
(129)	**266**	**795**	**(66)**	**EBIT Group**	**2,340**
274	227	731	(69)	Clean EBIT E&P [2, 3]	2,580
357	22	(7)	n.m.	Clean CCS EBIT R&M [3]	602
83	86	88	(2)	Clean EBIT G&P [3]	274
(25)	(19)	(15)	23	Clean EBIT Corporate and Other [3]	(89)
98	24	(52)	n.m.	Consolidation	37
786	**340**	**745**	**(54)**	**Clean CCS EBIT [3]**	**3,405**
(282)	178	773	(77)	Income from ordinary activities	2,309
(365)	89	566	(84)	Net income	1,529
(208)	40	446	(91)	Net income after minorities	1,374
302	126	419	(70)	Clean CCS net income after minorities [3]	1,942
(0.70)	0.14	1.49	(91)	EPS in EUR	4.60
1.01	0.42	1.40	(70)	Clean CCS EPS in EUR [3]	6.50
515	915	813	13	Cash flow from operating activities	3,214
1.72	3.06	2.72	13	CFPS in EUR	10.76
3,448	3,336	2,497	34	Net debt	3,448
37	34	24	39	Gearing in %	37
906	605	815	(26)	Capital expenditures	3,547
–	–	–	n.a.	Dividend per share in EUR [4]	1.00
–	9	33	(71)	ROFA (%)	23
–	3	18	(84)	ROACE (%)	12
–	4	22	(83)	ROE (%)	16
41,282	39,713	42,727	(7)	OMV employees	41,282
35,588	34,012	37,230	(9)	thereof Petrom group	35,588

[1] Sales excluding petroleum excise tax
[2] Excluding intersegmental profit elimination now shown in the new line "Consolidation"; for reasons of comparability 2008 numbers are adjusted accordingly
[3] Adjusted for exceptional, non-recurring items; clean CCS figures exclude inventory holding effects (CCS effects) resulting from the fuels refineries; for reasons of comparability respective 2008 numbers are presented
[4] 2008: Proposal to the Annual General Meeting 2009

Exploration and Production (E&P)

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
1,065	770	1,181	(35)	Segment sales	5,089
30	227	731	(69)	EBIT [1]	2,274
(244)	–	–	n.a.	Special items	(307)
274	227	731	(69)	Clean EBIT [1]	2,580

Q4/08	Q1/09	Q1/08	Δ%	Key performance indicators	2008
29.2	27.7	29.3	(5)	Total hydrocarbon production in mn boe	115.9
318,000	308,000	322,000	(4)	Total hydrocarbon production in boe/d	317,000
15.6	14.5	15.2	(4)	Crude oil and NGL production in mn bbl	60.9
76.8	74.1	79.1	(6)	Natural gas production in bcf	308.0
55.48	44.46	96.71	(54)	Average Brent price in USD/bbl	97.26
56.54	45.88	89.71	(49)	Average realized crude price in USD/bbl	89.74
132.57	50.79	58.26	(13)	Exploration expenditure in EUR mn	406.01
128.32	71.42	26.79	167	Exploration expenses in EUR mn	333.97
13.33	11.82	13.50	(12)	OPEX in USD/boe	14.29

Thereof Petrom group (included above)

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
(187)	101	331	(69)	EBIT [1]	796
(232)	–	–	n.a.	Special items	(298)
44	101	331	(69)	Clean EBIT [1]	1,094

Q4/08	Q1/09	Q1/08	Δ%	Key performance indicators	2008
192,000	192,000	198,000	(3)	Total hydrocarbon production in boe/d	194,000
8.7	8.3	8.5	(3)	Crude oil and NGL production in mn bbl	34.4
1.4	1.4	1.5	(5)	Natural gas production in bcm [2]	5.6
54.65	43.73	93.00	(53)	Average Urals price in USD/bbl	94.76
45.75	46.45	84.87	(45)	Average realized crude price in USD/bbl	83.01
170.75	150.97	197.47	(24)	Regulated domestic gas price for producers in USD/1,000 cbm	195.59
17.40	14.71	17.29	(15)	OPEX in USD/boe	18.27

[1] Excluding intersegmental profit elimination; for reasons of comparability 2008 numbers are adjusted accordingly
[2] Reported in bcm, as gas prices in Romania are based on 1,000 cbm

First quarter 2009 (Q1/09)

- **Low oil price environment burdened Q1/09 results; stronger USD could mitigate this effect to some extent**
- **Production volumes below Q1/08 level: Lower volumes in Libya and in Romania could not be fully offset by start of production of the oil field Maari, New Zealand**
- **Positive OPEX development: A stronger USD had a positive effect on OPEX in USD/boe, supported by an improved overall cost situation**

Beginning with Q1/09 OMV is reporting its segment results before taking into account the necessary elimination of intersegmental profits. The change in these unrealized profits is reflected in the consolidation adjustment.

Segment sales decreased significantly in Q1/09 – despite a stronger USD – mainly due to the weaker oil price environment. The **Brent** price in USD was 54% below the Q1/08 level, while the Group's average **realized crude price** fell by just 49% to USD 45.88/bbl. The **Urals** crude price,

the reference oil price in Romania, decreased by 53%. The Group's average **realized gas price** in EUR was by 9% below Q1/08 reflecting the gas price decline lagging behind the oil prices. **EBIT** fell by 69% compared to Q1/08 mainly due to the weak price situation and lower lifting volumes. Higher volumes in New Zealand and Yemen could not compensate for a significant volume reduction in Libya, as well as for lower volumes in Romania, Pakistan and the UK. Also the negative effect of higher exploration expenses due to the write-off of parts of the Barracuda field in Libya burdened the result. These effects were partially mitigated by a positive hedging result (EUR 58 mn) and the beneficial effect of the stronger USD. The latter had a positive effect on oil revenues, while the weakening of the RON against the EUR (compared to Q1/08) had a strong favorable impact on RON-denominated costs in EUR terms. Romanian gas prices in EUR terms were adversely affected by the weakening of the Romanian currency since they are fixed in RON. As no special items were recorded in Q1/09, just as in Q1/08, the decline in **clean EBIT** was the same, 69%.

Production costs excluding royalties in USD/boe (OPEX) decreased by 12% versus Q1/08. At Petrom, OPEX/boe was even down by 15%. The positive effect from the stronger USD and weaker RON more than compensated for the negative volume effects. **Exploration expenditure** declined by 13% to EUR 51 mn compared to Q1/08, mainly due to lower exploration activities in Romania and Russia despite higher activities in Libya and the UK.

Total production of oil, NGL and gas was down by 4% versus Q1/08 at 308,000 boe/d. **Oil and NGL production** was slightly below Q1/08 primarily due to Libya (production down by 7,000 boe/d mainly as a result of the lower OPEC quota) and lower volumes in Romania, the UK and Tunisia, which could not be compensated by the start of production of Maari (New Zealand) and higher volumes from Habban (Yemen). **Gas production** fell by 6% compared to Q1/08, mainly due to lower market demand in Romania. As of Q1/09 non-hydrocarbon gases (mainly inert gases) produced in Austria and Pakistan that can not be sold, will no longer be shown as part of the production. This was only partially compensated by the additional volumes from the Strasshof (first phase) and Ebenthal fields, which were start-ups in Austria in Q3/08. Also, to a large extent due to underliftings in Libya and Tunisia, the **total sales quantity** was 5% behind Q1/08 volumes. The new Maari field had no liftings in Q1/09.

In Q1/09, OMV decided to stop its exploration activities in Bavaria, Germany and in the Mehr block in Iran. Thus OMV is active in 17 countries in the E&P segment.

Compared to Q4/08, clean EBIT declined by 17%. The negative effects of lower oil prices (Brent and Urals down by 20%) and lower volumes in Q1/09 were only partially mitigated by cost savings and the positive hedging result. Reported EBIT increased significantly due to net special charges (EUR 244 mn) booked in Q4/08 reflecting provisions for litigations in Romania as well as restructuring provisions and write-offs in Iran and Russia. The contribution from Petrom benefited from a weaker RON against the EUR (lower costs in EUR terms) but was adversely affected by decreased gas prices in EUR terms. Sales volumes were down, largely due to lower volumes in Libya. Oil production decreased, also mainly due to Libya (Libyan volumes down by 9,000 boe/d), as the effects of the lower OPEC quota could not be offset by the start-up of Maari. Gas volumes slightly declined as volumes from the new Austrian fields Strasshof and Ebenthal could not compensate for the deduction of non-hydrocarbon gases in reported volumes from Pakistan and Austria. Gas volumes in Romania were stable.

Refining and Marketing (R&M)

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
4,265	2,842	4,705	(40)	Segment sales	20,883
(286)	(51)	43	n.m.	EBIT	(105)
122	(1)	5	n.m.	thereof petrochemicals west	168
(159)	9	3	200	Special items	(408)
(484)	(82)	47	n.m.	CCS effects: Inventory holding gains/(losses) [1]	(300)
357	22	(7)	n.m.	Clean CCS EBIT [1]	602

Q4/08	Q1/09	Q1/08	Δ%	Key performance indicators	2008
7.25	4.26	4.24	0	OMV indicator refining margin in USD/bbl	6.14
5.53	5.46	5.99	(9)	Refining input in mn t	23.76
86	81	87	(7)	Utilization rate refineries in %	86
5.72	5.28	5.36	(2)	Refining sales volumes in mn t	22.64
0.46	0.51	0.55	(8)	thereof petrochemicals in mn t	2.13
4.67	4.14	4.20	(1)	Marketing sales volumes in mn t	18.45
2,528	2,477	2,529	(2)	Marketing retail stations	2,528

Thereof Petrom group (included above)

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
(273)	(66)	(23)	191	EBIT	(488)
(125)	2	3	(29)	Special items	(326)
(160)	(17)	21	n.m.	CCS effects: Inventory holding gains/(losses) [1]	(57)
11	(51)	(47)	(8)	Clean CCS EBIT [1]	(105)

Q4/08	Q1/09	Q1/08	Δ%	Key performance indicators	2008
3.95	2.65	0.65	306	OMV indicator refining margin east in USD/bbl	1.43
1.55	1.31	1.46	(10)	Refining input in mn t	6.12
77	67	73	(9)	Utilization rate refineries in %	77
1.49	1.43	1.25	14	Refining sales volumes in mn t	5.72
0.03	0.01	0.09	(83)	thereof petrochemicals in mn t	0.27
1.54	1.35	1.20	12	Marketing sales volumes in mn t	5.64
819	822	810	1	Marketing retail stations	819

Refining west: Schwechat (Austria), Burghausen and Bayernoil (Germany)
Refining east: Petrobrazi and Arpechim (Romania)
[1] Current cost of supply (CCS): Clean CCS EBIT eliminates inventory holding gains/losses (CCS effects) resulting from the fuels refineries caused by increasing/decreasing crude oil prices and thus offers a substantially higher transparency of the operative refinery performance; for reasons of comparability respective 2008 numbers are presented

First quarter 2009 (Q1/09)

- **OMV indicator refining margin under pressure towards end of Q1/09 due to weak middle distillate spreads; positive margin effect from reduced cost for own crude consumption**
- **Lower average crude prices resulted in further negative CCS effects of EUR (82) in refining**
- **Petrochemical business suffered from a strong decline in olefin prices due to the economic downturn**
- **Stable marketing sales volumes despite weakening environment; higher sales volumes in Petrom (+12% vs Q1/08)**

The impact of lower price levels led to 40% lower **R&M segment sales** compared to Q1/08 despite nearly stable sales volumes. At EUR 22 mn, **clean CCS EBIT** came in above the level of Q1/08 mainly reflecting the positive development in refining west and marketing. Net special income in Q1/09 was EUR 9 mn mainly related to the sale of tail-end filling stations in Austria. However, timing effects (crude oil bought at higher price levels than prevailing at the moment of sale of products) led to negative CCS effects of EUR (82) mn resulting in a negative reported EBIT of EUR (51) mn.

The clean CCS EBIT in **refining** was down compared to Q1/08. While fuel margins showed a similar level, petrochemical margins were down significantly due to a sharp drop in sales prices. Furthermore, a drop in sales volumes of middle distillates (mainly diesel and jet fuel) and a higher share of heavy fuel oil led to a lower yielding product mix especially at Petrom. The OMV indicator refining margin of USD 4.26/bbl was a result of lower spreads for middle distillates, gasoline and naphtha, compensated by lower crude input costs and higher spreads for heavy fuel oils. The OMV indicator refining margin east particularly benefited from the decline in crude prices, as it includes a high proportion of own crude consumption in its calculation, making the margin sensitive to changes in the oil price.

Overall **capacity utilization** stood at 81%, below the level of Q1/08, mainly reflecting stock disposal during Q1/09. Furthermore, the Arpechim refinery underwent maintenance at the end of Q1/09 which, however, had no significant effect on EBIT. Total **refining sales volumes** were down 2% compared to Q1/08.

The **petrochemicals result west** (excluding Petrom) was below the level of Q1/08. This mainly reflects a considerable decline in petrochemical margins due to the fact that sales prices were subdued, reflective of the economic environment. Petrochemical sales volumes west were slightly above the levels of Q1/08, which had been affected by the ramp up phase after the capacity increase in Burghausen.

The **marketing** result came in well above the level of Q1/08, mainly due to higher margins in commercial business and at Petrom. Margin levels were supported by an improved heating oil business due to the cold winter. Costs in Petrom declined due to positive effects from the weaker RON and restructuring measures. **Marketing volumes** were similar to Q1/08 as higher volumes at Petrom could offset the small decline in volumes in the remaining markets. As of March 31, 2009, the total number of **retail stations** in the Group declined by 2% compared to the end of March 2008, mainly due to the sale of Austrian stations in the context of the retail network optimization.

Compared to Q4/08, clean CCS EBIT declined considerably due to lower refining margins as a consequence of a drop in crack spreads, especially for middle distillates. Furthermore, the petrochemical result was heavily impacted by low margins which, in line with marketing margins, were coming down from unusually high levels in Q4/08. These negative margin developments more than outweighed positive cost developments in both refining east and west as well as in Petrom marketing due to the ongoing restructuring efforts and FX effects.

Gas and Power (G&P)

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
1,299	1,271	1,061	20	Segment sales	3,798
70	85	88	(4)	EBIT	245
(13)	(1)	1	n.m.	Special items	(29)
83	86	88	(2)	Clean EBIT	274

Q4/08	Q1/09	Q1/08	Δ%	Key performance indicators	2008
3.94	4.52	4.07	11	Combined gas sales volumes in bcm	12.77
892,546	849,548	784,624	8	Average storage capacities sold in cbm/h	802,760
17.26	17.38	16.28	7	Total gas transportation sold in bcm	66.32

Thereof Petrom group (included above)

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
13	23	16	40	EBIT	30
(13)	(1)	1	n.m.	Special items	(28)
26	24	16	51	Clean EBIT	58

Q4/08	Q1/09	Q1/08	Δ%	Key performance indicators	2008
540	480	370	30	Import price in USD/1,000 cbm	440
171	151	197	(24)	Regulated gas price for producers in USD/1,000 cbm	196
1.32	1.40	1.50	(6)	Gas sales volumes in bcm	5.02

First quarter 2009 (Q1/09)

- **Higher sales volumes and result for gas supply, marketing and trading business compared to Q1/08**
- **Storage business positively affected by Russian/Ukrainian gas dispute**
- **Result of Petrom's fertilizer plant Doljchim was affected by low demand**

EBIT decreased by 4% compared to Q1/08 as EconGas was burdened by lower prices in Q1/09 and due to a weak result of Doljchim. This was partially compensated by better results at Petrom. **Clean EBIT** was down 2%.

Q1/09 started with the full cut back of the Russian natural gas deliveries. This challenge was successfully managed by the business unit gas **supply, marketing and trading,** especially EconGas. The Romanian market was particularly affected by the Russian/Ukrainian dispute and, besides effects resulting from the economic crisis led to a significant decrease in total Romanian consumption in Q1/09 compared to the same period last year. Despite this, total sales volumes supported by low temperatures at the beginning of the year and the consistent internationalization strategy of EconGas, increased by 11% in comparison to Q1/08 and resulted in a higher EBIT than last year.

EconGas sales volumes were up 22% compared to Q1/08. A substantial part of this growth can be attributed to volumes sold outside of Austria, which increased by 28% compared to Q1/08. Also low temperatures supported the volumes as, unlike the warm periods experienced during the previous two years, Q1/09 saw more typical winter temperatures. Being linked to and lagging behind the oil price development, gas prices decreased in Q1/09, thus negatively affecting the results. Currently, the economic downturn has no significant impact on EconGas sales volumes.

In Romania, the import price in USD increased by 30% compared to Q1/08, the average regulated domestic gas price for producers (relevant for Petrom) in Q1/09 was USD 151/1,000 cbm (RON 495/1,000 cbm), 24% lower compared to Q1/08 due to a weaker RON (however 2% higher in RON terms). The lower sales volumes compared to Q1/08 (down by 6%) were due to decreased gas consumption in Romania. On the one hand this is the result of the shutdown of the major fertilizer plants and reduced industrial demand due to the economic crisis. On the other hand, this resulted from the aforementioned interruption of Russian gas supplies: The interruption led to the substitution of heavy fuel oil in place of natural gas in electricity production and district heating. The lower import quota and storage optimization heavily pushed the result.

In **logistics**, the storage business experienced due to the gas crisis at the beginning of 2009 withdrawal rates and

volumes booked at higher levels than in Q1/08. The transportation business reported marketed transportation volumes at levels above Q1/08 due to the start-up of a new compressor station on the TAG pipeline in Q4/08. During the Russian/Ukrainian gas dispute the logistics business provided technical solutions to secure the physical gas flows in Austria.

Doljchim, Petrom's fertilizer plant, was affected by lower sales volumes and prices due to reduced demand, both in the domestic and international markets. Also continuous stops had negative effects on the result.

The construction of the Brazi power plant continued in Q1/09 according to the schedule. The technical assistance and project management contract for the grid connection was concluded with Transelectrica and the updated construction authorization was issued.

Compared to Q4/08, clean EBIT rose by 4% mainly due to the good performance of the gas supply, marketing and trading business, where EconGas was able to increase the sales volumes. Reported EBIT even increased by 21% since Q4/08 was burdened by litigation provisions in Petrom. EconGas improved its total sales volumes in Q1/09 by 20% compared to Q4/08. This increase can be traced back to the low temperatures in the first quarter. Apart from that, drivers for growth were again sales made outside of Austria, which increased by 29%. In Romania, Petrom consolidated sales volumes increased by 6%, despite a general decrease of industrial production due to the economic downturn. The lower import quota and storage optimization resulted in better margins compared to Q4/08. The logistics business experienced slightly higher marketed transportation volumes due to a stronger demand on the HAG pipeline. The storage business saw the expected winter peak demand in volumes as well as the seasonal peak in withdrawal rates. EBIT recorded by Doljchim in Q1/09 was significantly higher, as Q4/08 was adversely affected by the booking of the litigation provision. Clean EBIT of Doljchim was slightly below Q4/08 due to lower product prices.

Group interim financial statements and notes (unaudited, condensed)

Legal principles and general accounting policies

The interim condensed consolidated financial statements for the three months ended March 31, 2009, have been prepared in accordance with IAS 34 Interim Financial Statements. The amendments to IAS 1 Presentation of Financial Statements and IFRS 8 Operating Segments are applied.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as of December 31, 2008.

The accounting policies adopted in preparation of the interim condensed consolidated financial statements are consistent with those followed in preparation of the Group's annual financial statements for the year ended December 31, 2008. The valuation methods in effect on December 31, 2008, remain unchanged.

The interim consolidated financial statements for Q1/09 are unaudited and an external review by an auditor was not performed.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2008, the consolidated Group changed as follows:

In E&P, OMV (TUNESIEN) Sidi Mansour GmbH, Vienna, has been fully consolidated since the beginning of 2009. In Q1/09, OMV (ALBANIEN) Adriatic Sea Exploration GmbH, Vienna, OMV (Bulgaria) Offshore Exploration GmbH, Vienna, OMV Proterra GmbH, Vienna, OMV (RUSSLAND) Exploration & Production GmbH, Vienna, and van Sickle Gesellschaft m.b.H., Vienna, have been deconsolidated.

In R&M, the sale of OMV Bayern GmbH, Burghausen, was finalized as of January 1, 2009.

In G&P, OMV Kraftwerk Haiming GmbH, Haiming, is fully consolidated from Q1/09 onwards. The interest held by the Group in EconGas GmbH, Vienna, and its subsidiaries was increased from 58.81% to 59.26% by the end of March 2009.

Seasonality and cyclicality

Seasonality is of significance especially in G&P and R&M; for details please refer to the section business segments.

In addition to the interim financial statements and notes, further information on main items affecting the interim financial statements as of March 31, 2009, is given as part of the description of OMV's business segments.

Income statement (unaudited)

Q4/08	Q1/09	Q1/08	Consolidated statement of income in EUR mn	2008
5,770.90	4,291.31	5,954.63	Sales revenues	25,542.60
(62.78)	(46.16)	(45.23)	Direct selling expenses	(238.40)
(4,921.61)	(3,584.19)	(4,802.97)	Production costs of sales	(20,704.40)
786.51	**660.96**	**1,106.42**	**Gross profit**	**4,599.80**
85.42	64.34	62.58	Other operating income	278.37
(266.13)	(189.99)	(185.76)	Selling expenses	(881.62)
(61.86)	(69.43)	(67.99)	Administrative expenses	(279.17)
(128.32)	(71.42)	(26.79)	Exploration expenses	(333.97)
(4.98)	(3.19)	(3.68)	Research and development expenses	(13.64)
(539.90)	(124.83)	(89.65)	Other operating expenses	(1,030.10)
(129.26)	**266.44**	**795.13**	**Earnings before interest and taxes (EBIT)**	**2,339.66**
(65.86)	(32.20)	37.32	Income from associated companies	117.89
1.36	9.93	9.51	Dividend income	91.58
(71.92)	(54.78)	(50.18)	Net interest income	(213.49)
(16.76)	(11.36)	(18.43)	Other financial income and expenses	(26.56)
(153.19)	**(88.43)**	**(21.78)**	**Net financial result**	**(30.58)**
(282.45)	**178.02**	**773.35**	**Profit from ordinary activities**	**2,309.08**
(82.11)	(89.18)	(207.27)	Taxes on income	(780.13)
(364.56)	**88.84**	**566.07**	**Profit from ordinary activities post taxes**	**1,528.95**
(364.56)	**88.84**	**566.07**	**Net income for the period**	**1,528.95**
(208.14)	**40.44**	**445.74**	**thereof attributable to owners of the parent**	**1,374.44**
(156.42)	48.39	120.33	thereof attributable to non-controlling interests	154.51
(0.70)	**0.14**	**1.49**	**Basic earnings per share in EUR**	**4.60**
(0.70)	0.14	1.49	Diluted earnings per share in EUR	4.60
–	–	–	**Dividend per share in EUR** [1]	**1.00**

[1] 2008: Proposal to the Annual General Meeting 2009

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
(65.86)	**(32.20)**	**37.32**	**n.m.**	**Income from associated companies**	**117.89**
(41.70)	(21.77)	49.44	n.m.	thereof Borealis	91.00
(35.10)	(11.29)	(16.18)	(30)	thereof Petrol Ofisi	10.26
–	–	3.87	n.a.	thereof Oberösterreichische Ferngas	5.09

Statement of comprehensive income (unaudited)

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
(364.56)	**88.84**	**566.07**	**(84)**	**Net income for the period**	**1,528.95**
(497.91)	(211.57)	(338.56)	(38)	Exchange differences from translation of foreign operations	(667.11)
(601.92)	618.12	(282.42)	n.m.	Unrealized gains/(losses) on available-for-sale financial assets	(1,301.71)
156.51	(8.79)	(4.50)	95	Unrealized gains/(losses) on hedges	110.38
(35.86)	4.39	(13.32)	n.m.	Share of other comprehensive income of associated companies	(39.70)
(24.16)	0.45	(4.54)	n.m.	Income tax relating to components of other comprehensive income	(18.86)
(1,003.34)	**402.59**	**(643.34)**	**n.m.**	**Other comprehensive income for the period, net of tax**	**(1,917.00)**
(1,367.90)	**491.43**	**(77.27)**	**n.m.**	**Total comprehensive income for the period**	**(388.05)**
(1,114.92)	524.75	(128.40)	n.m.	thereof attributable to owners of the parent	(357.83)
(252.99)	(33.33)	51.13	n.m.	thereof attributable to non-controlling interests	(30.22)

Notes to the income statement

First quarter 2009 (Q1/09)

With a decrease of 28%, consolidated sales are well below the corresponding figure of Q1/08, mainly driven by lower oil and product prices. R&M represented 66% of total consolidated sales, G&P accounted for 29% and E&P for approximately 5% (sales in E&P being largely intra-group sales rather than third party sales).

The **Group's reported EBIT** was EUR 266 mn, well below Q1/08 (EUR 795 mn) mainly due to lower oil prices and negative CCS effects in refining. **Petrom group's EBIT** was EUR 77 mn, considerably below Q1/08 (EUR 277 mn), also due to the lower oil prices and negative CCS effects in refining.

In Q1/09, **net special income** of EUR 8 mn mainly related to the sale of tail-end filling stations in Austria. Additionally, **net special charges** relating to a EUR 37 mn loss on the sale of the MOL stake were recorded in the financial result. This sale was closed in Q2/09.

In Q1/09, negative **CCS effects** of EUR 82 mn were recorded. CCS revalues crude input in refining on the basis of the current price of purchased crude oil and thus eliminates the impact of stockpiling and volatile oil prices.

Clean CCS EBIT decreased by 54% to EUR 340 mn; the contribution of Petrom to the Group's clean CCS EBIT was EUR 93 mn, well below last year's level (EUR 246 mn).

The **net financial result** of EUR (88) mn was significantly below Q1/08 (EUR (22) mn). The financial result was adversely affected by a substantially lower at-equity result of Borealis that was burdened by reduced market demand caused by the economic downturn and stock revaluation effects. The Petrol Ofisi at-equity result was negatively impacted by the depreciation of the TRY against the USD. Additionally a EUR (37) mn loss related to the sale of the MOL stake was recorded.

Current taxes on Group income of EUR 75 mn and expenses from deferred taxes of EUR 15 mn were recognized in Q1/09. **The effective tax rate** in Q1/09 was 50% (Q1/08: 27%). This sizeable increase mainly reflects the tax effect related to the new contracts in Libya, which came into effect in Q3/08, the one-off effect related to the non-tax-deductible loss on the sale of MOL and a significantly lower profit contribution from net-of-tax at-equity investments.

Net income after minorities (i.e. net income attributable to own shareholders) was EUR 40 mn, compared to EUR 446 mn in Q1/08. Minority interest was EUR 48 mn. **Clean CCS net income after minorities** was EUR 126 mn (Q1/08: EUR 419 mn). **EPS** after minorities for the quarter was EUR 0.14 and **clean CCS EPS** after minorities was at EUR 0.42 (Q1/08: EUR 1.49 and EUR 1.40 respectively).

Compared to Q4/08, sales decreased by 26%, mainly driven by lower crude and product prices that were partly compensated by higher gas sales volumes. EBIT was EUR 266 mn, well above the previous quarter (Q4/08: EUR (129) mn) that was burdened by considerable net special charges. In Q1/09, clean CCS EBIT decreased by 57% compared to Q4/08, mainly related to lower oil prices, lower marketing volumes and margins, a worsening petrochemicals market environment and reduced lifting activities. The net financial result was well above Q4/08 due to the improved, although still negative, contribution from Borealis and Petrol Ofisi to the at-equity result. Current taxes on Group income were EUR 75 mn and expenses from deferred taxes of EUR 15 mn were recognized in Q1/09. The effective tax rate in Q1/09 was 50% (Q4/08: (29)%). This high effective tax rate in Q1/09 mainly reflects the one-off effect related to the non-tax-deductible loss on the sale of MOL. In addition, significant high-taxed E&P results and negative profit contribution from net-of-tax at-equity investments have still an increasing effect on the effective tax rate of the Group. Net income after minorities was at EUR 40 mn substantially above Q4/08 (EUR (208) mn). Clean CCS net income after minorities has declined to EUR 126 mn (Q4/08: EUR 302 mn).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	March 31, 2009	Dec. 31, 2008
Assets		
Intangible assets	758.85	807.46
Property, plant and equipment	10,642.94	10,421.49
Investments in associated companies	1,898.09	1,955.10
Other financial assets	1,294.82	2,124.66
Other assets	42.87	42.59
Non-current assets	**14,637.56**	**15,351.29**
Deferred taxes	**108.24**	**140.30**
Inventories	1,774.82	2,172.93
Trade receivables	1,782.26	1,999.79
Other financial assets	2,056.64	697.96
Income tax receivables	85.65	76.91
Other assets	155.39	176.36
Cash and cash equivalents	354.35	700.09
Non-current assets held for sale	57.89	60.36
Current assets	**6,267.00**	**5,884.39**
Total assets	**21,012.81**	**21,375.98**
Equity and liabilities		
Capital stock	300.00	300.00
Reserves	7,619.83	7,099.08
Stockholders' equity	**7,919.83**	**7,399.08**
Non-controlling interests	1,912.04	1,964.17
Equity	**9,831.87**	**9,363.24**
Provisions for pensions and similar obligations	904.31	931.78
Bonds	500.69	488.12
Interest-bearing debts	1,768.54	2,038.21
Provisions for decommissioning and restoration obligations	1,721.62	1,678.79
Other provisions	264.15	283.07
Other financial liabilities	465.68	399.32
Other liabilities	14.32	13.93
Non-current liabilities	**5,639.32**	**5,833.21**
Deferred taxes	**347.03**	**363.17**
Trade payables	2,170.50	2,141.07
Bonds	–	–
Interest-bearing debts	1,279.13	1,606.51
Provisions for income taxes	51.64	85.42
Other provisions	444.01	552.35
Other financial liabilities	356.24	415.41
Other liabilities	886.88	1,007.46
Liabilities associated with assets held for sale	6.19	8.15
Current liabilities	**5,194.59**	**5,816.36**
Total equity and liabilities	**21,012.81**	**21,375.98**

Notes to the balance sheet as of March 31, 2009

Capital expenditure reflects the announced reduction in investment due to the current challenging environment and therefore decreased to EUR 605 mn (Q1/08: EUR 815 mn). Substantially lower CAPEX in the E&P as well as R&M segment were partly compensated by higher CAPEX in the G&P and Corporate and other (Co&O) segment.

E&P invested EUR 380 mn (Q1/08: EUR 628 mn) mainly in field developments in New Zealand, Romania, Austria, the UK, Kazakhstan and Yemen. CAPEX in the **R&M** segment amounted to EUR 86 mn (Q1/08: EUR 144 mn); this comprised mainly investments in quality enhancement projects in Austria and Romania as well as the remodeling of filling stations. CAPEX in the **G&P** segment of EUR 113 mn (Q1/08: EUR 27 mn) related mainly to investments regarding the construction of a power plant in Brazi, Romania, and the WAG pipeline expansion project. CAPEX in the **Co&O** segment was EUR 26 mn (Q1/08: EUR 16 mn). This increase can be attributed to investments in the new Petrom Headoffice, "Petrom City", in Bucharest.

Compared to year-end 2008, **total assets** decreased by EUR 363 mn or 1.7% to EUR 21,013 mn. This slight reduction was mainly composed of a decrease in inventories by EUR 398 mn and in cash and cash equivalents by EUR 346 mn, which was partially offset by an increase in other financial assets by EUR 529 mn. That increase was primarily caused by the value of the stake in MOL, which was raised to the sales price of EUR 1,400 mn. The MOL investment, which was reported in other non-current financial assets at year-end 2008, was derecognized in Q1/09; as of March 31, 2009, the sales price receivable is included in other current financial assets. The cash inflow from the sales transaction was received on April 9, 2009 after the termination of the last short-term financing transaction ("Sale and Repurchase Agreement") in connection with the MOL shares.

Equity increased by approximately 5%, which mainly reflects the revaluation (EUR +579 mn) of the MOL stake to the sales price. The Group's **equity ratio** thus increased to 47% at March 31, 2009 compared with 44% at the end of 2008.

The **total number of own shares** held by the Company amounted to 1,237,875 as of March 31, 2009 (December 31, 2008: 1,252,899).

As of March 31, 2009, short- and long-term borrowings and bonds (for further details please see notes to cash flows and subsequent events) stood at EUR 3,690 mn (December 31, 2008: EUR 4,148 mn) while cash and cash equivalents (including current securities and investments) decreased to EUR 355 mn (December 31, 2008: EUR 700 mn). OMV therefore decreased its **net debt** position to EUR 3,336 mn, compared to EUR 3,448 mn at the end of 2008.

As of March 31, 2009, the **gearing ratio** stood at 33.9% (December 31, 2008: 36.8%).

Cash flows (unaudited)

Q4/08	Q1/09	Q1/08	Summarized statement of cash flows in EUR mn	2008
(364.56)	**88.84**	**566.07**	**Net income for the period**	**1,528.95**
356.54	271.30	201.14	Depreciation and amortization including write-ups	1,286.95
(56.94)	14.57	16.15	Deferred taxes	(56.69)
4.96	(14.69)	15.48	Losses/(gains) on the disposal of non-current assets	6.56
162.71	(6.06)	(23.53)	Net change in long-term provisions	98.55
72.64	44.40	(5.53)	Other adjustments	(137.54)
175.35	**398.36**	**769.77**	**Sources of funds**	**2,726.79**
648.95	376.81	214.39	(Increase)/decrease in inventories	167.38
679.26	(14.07)	(52.86)	(Increase)/decrease in receivables	479.21
(955.43)	239.02	(112.33)	(Decrease)/increase in liabilities	(334.19)
(32.94)	(84.99)	(5.94)	(Decrease)/increase in short-term provisions	175.06
515.20	**915.13**	**813.04**	**Net cash from operating activities**	**3,214.24**
			Investments	
(668.64)	(614.61)	(1,012.91)	Intangible assets and property, plant and equipment	(3,229.98)
(135.15)	(63.60)	231.30	Investments, loans and other financial assets including changes in short-term financial assets	(110.15)
(354.78)	(9.79)	(1.08)	Acquisitions of subsidiaries and businesses net of cash acquired [1]	(355.86)
			Disposals	
9.99	20.42	206.19	Proceeds from sale of non-current assets	266.57
(3.90)	–	–	Proceeds from the sale of subsidiaries, net of cash disposed	25.03
(1,152.49)	**(667.58)**	**(576.50)**	**Net cash used in investing activities**	**(3,404.40)**
822.97	(254.88)	8.83	(Decrease)/increase in long-term borrowings	1,660.21
(163.46)	(322.79)	(279.63)	(Decrease)/increase in short-term borrowings	(905.00)
(0.41)	0.40	1.27	(Repurchase)/sale of treasury shares	0.86
–	(13.41)	–	Dividends paid	(547.09)
659.10	**(590.68)**	**(269.53)**	**Net cash from financing activities**	**208.98**
(17.54)	(2.60)	(15.46)	Effect of exchange rate changes on cash and cash equivalents	(18.30)
4.28	**(345.73)**	**(48.45)**	**Net (decrease)/increase in cash and cash equivalents**	**0.52**
695.81	700.09	699.56	Cash and cash equivalents at beginning of period	699.56
700.09	**354.35**	**651.11**	**Cash and cash equivalents at end of period**	**700.09**

[1] Includes EUR 328.5 mn from the acquisition of assets of Petromservice S.A. in 2008 (in Q1/08 reported under "Intangible assets and property, plant and equipment")

Notes to the cash flows

In Q1/09, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an inflow of funds of EUR 248 mn (Q1/08: EUR 237 mn). Dividends of EUR 13 mn were paid out in Q1/09 to non-controlling interests (Q1/08: no dividend payments). **Free cash flow less dividend payments** resulted in a cash inflow of EUR 234 mn (Q1/08: EUR 237 mn).

The inflow of funds from net income, adjusted for non-cash items such as depreciation, net change of provisions, non-cash income from investments and other positions, was EUR 398 mn (Q1/08: EUR 770 mn); **net working capital** generated an additional cash inflow of EUR 517 mn (Q1/08: EUR 43 mn).

Cash flow from investing activities (outflow of EUR 668 mn; Q1/08: EUR 577 mn) mainly includes payments for investments in intangible assets and property, plant and equipment. **Cash flow from financing activities** reflected an outflow of funds amounting to EUR 591mn (Q1/08: outflow of funds of EUR 270 mn), mainly resulting from repayments of long-term and short-term financing. The net repayments of long-term debt include the repayment of a credit line for the sum of EUR 850 mn as well as an increase of EUR 555 mn resulting from the issue of German loan notes (Schuldscheindarlehen).

Cash flows resulting from the sale of the MOL shares and from the Eurobond issue became effective in April 2009.

Condensed statement of changes in equity (unaudited)

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2009	**300.00**	**783.31**	**7,310.09**	**(980.33)**	**(14.00)**	**7,399.08**	**1,964.17**	**9,363.24**
Total comprehensive income for the period			40.44	484.31		524.75	(33.33)	491.43
Dividends paid							(13.41)	(13.41)
Sale of own shares		0.00			0.41	0.40		0.40
Change non-controlling interests			(4.41)			(4.41)	(5.38)	(9.79)
March 31, 2009	**300.00**	**783.31**	**7,346.12**	**(496.02)**	**(13.59)**	**7,919.83**	**1,912.04**	**9,831.87**

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2008	**300.00**	**782.38**	**6,318.29**	**751.94**	**(13.93)**	**8,138.69**	**2,200.83**	**10,339.52**
Total comprehensive income for the period			445.74	(574.13)		(128.40)	51.13	(77.27)
Sale of own shares		0.93			0.34	1.27		1.27
Change non-controlling interests			(0.57)			(0.57)	(0.51)	(1.08)
March 31, 2008	**300.00**	**783.31**	**6,763.46**	**177.81**	**(13.59)**	**8,011.00**	**2,251.45**	**10,262.45**

[1] Other reserves contain exchange differences from the translation of foreign operations, unrealized gains and losses from hedges and available-for-sale financial assets as well as the share of associates' other comprehensive income

Dividends

No dividends were paid to OMV shareholders in Q1/09. For the year 2008, a dividend payment of EUR 1.00 per share will be proposed to the Annual General Meeting, which will be held on May 13, 2009. This represents a reduction of 20% compared to the dividend for 2007 and is consistent with our conservative financing structure in the far more challenging market environment which we currently face. Dividend payments to minorities amounted to EUR 13 mn in Q1/09.

Segment reporting

Intersegmental sales

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
815.51	565.08	955.48	(41)	Exploration and Production	4,065.95
9.81	7.20	11.33	(36)	Refining and Marketing	46.10
34.49	19.82	28.07	(29)	Gas and Power	123.24
101.10	79.41	69.67	14	Corporate and Other	360.46
960.91	**671.51**	**1,064.54**	**(37)**	**Total**	**4,595.75**

Sales to external customers

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
249.47	204.45	225.70	(9)	Exploration and Production	1,023.15
4,254.74	2,834.63	4,693.56	(40)	Refining and Marketing	20,837.26
1,264.14	1,251.14	1,033.14	21	Gas and Power	3,675.10
2.55	1.08	2.23	(51)	Corporate and Other	7.09
5,770.90	**4,291.31**	**5,954.63**	**(28)**	**Total**	**25,542.60**

Total sales

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
1,064.99	769.53	1,181.18	(35)	Exploration and Production	5,089.10
4,264.55	2,841.84	4,704.89	(40)	Refining and Marketing	20,883.36
1,298.62	1,270.96	1,061.21	20	Gas and Power	3,798.34
103.65	80.50	71.89	12	Corporate and Other	367.55
6,731.81	**4,962.83**	**7,019.17**	**(29)**	**Total**	**30,138.35**

Segment and Group profit

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
30.12	227.16	730.89	(69)	EBIT Exploration and Production [1]	2,273.67
(285.82)	(50.66)	43.28	n.m.	EBIT Refining and Marketing	(105.47)
69.83	84.83	88.30	(4)	EBIT Gas and Power	244.64
(41.00)	(18.99)	(15.49)	23	EBIT Corporate and Other	(110.51)
(226.87)	**242.34**	**846.99**	**(71)**	**EBIT segment total**	**2,302.33**
97.61	24.10	(51.86)	n.m.	Consolidation: Elimination of intercompany profits	37.34
(129.26)	**266.44**	**795.13**	**(66)**	**OMV Group EBIT**	**2,339.66**
(153.19)	**(88.43)**	**(21.78)**	**306**	**Net financial result**	**(30.58)**
(282.45)	**178.02**	**773.35**	**(77)**	**OMV Group Profit from ordinary activities**	**2,309.08**

[1] Excluding intersegmental profit elimination now shown in the new line "Consolidation"; for reasons of comparability 2008 numbers are adjusted accordingly

Assets [1]

in EUR mn	Mar. 31, 2008	Dec. 31, 2007
Exploration and Production	6,413.03	6,219.23
Refining and Marketing	4,302.51	4,383.63
Gas and Power	490.77	438.87
Corporate and Other	195.47	187.21
Total	**11,401.78**	**11,228.95**

[1] Segment assets consist of intangible assets and property, plant and equipment

Other notes

Significant transactions with related parties

Business transactions in the form of supplies of goods and services take place on a constant and regular basis with the associated companies Borealis AG and Bayernoil Raffineriegesellschaft mbH.

Subsequent events

In April 2009, OMV issued its debut Eurobond with a volume of EUR 1 bn and a maturity of five years. The bond was issued out of OMV's new EMTN Program.

Please also refer to the explanations given within the section Outlook of the Directors' report.

Declaration of the management

We confirm to the best of our knowledge that the condensed interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group Directors' report gives a true and fair view of important events that have occurred during the first three months of the financial year and their impact on the condensed interim financial statements, of the principal risks and uncertainties for the remaining nine months of the financial year and of the major related party transactions to be disclosed.

Vienna, May 7, 2009

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David C. Davies

Helmut Langanger



EBIT breakdown

EBIT

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
30	227	731	(69)	Exploration and Production [1]	2,274
(286)	(51)	43	n.m.	Refining and Marketing	(105)
70	85	88	(4)	Gas and Power	245
(41)	(19)	(15)	23	Corporate and Other	(111)
98	24	(52)	n.m.	Consolidation	37
(129)	**266**	**795**	**(66)**	**OMV Group reported EBIT**	**2,340**
(431)	**8**	**4**	**130**	**Special items [2]**	**(765)**
(68)	(1)	–	n.a.	thereof: Personnel and restructuring	(125)
(72)	(1)	–	n.a.	Unscheduled depreciation	(250)
3	11	4	176	Asset disposal	31
(232)	–	–	n.a.	Provision for litigation Petrom	(358)
(61)	(1)	0	n.m.	Other	(63)
(484)	**(82)**	**47**	**(274)**	**CCS effects: Inventory holding gains/(losses) [3]**	**(300)**
786	**340**	**745**	**(54)**	**OMV Group clean CCS EBIT [3]**	**3,405**
274	227	731	(69)	thereof: Exploration and Production [1]	2,580
357	22	(7)	n.m.	Refining and Marketing [3]	602
83	86	88	(2)	Gas and Power	274
(25)	(19)	(15)	23	Corporate and Other	(89)
98	24	(52)	n.m.	Consolidation	37

[1] Excluding intersegmental profit elimination; for reasons of comparability 2008 numbers are adjusted accordingly
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment
[3] Clean CCS figures exclude inventory holding effects (CCS effects) resulting from the fuels refineries; for reasons of comparability respective 2008 numbers are presented

EBITD

Q4/08	Q1/09	Q1/08	Δ%	in EUR mn	2008
242	395	836	(53)	Exploration and Production [1]	2,927
(161)	38	127	(70)	Refining and Marketing	453
77	93	95	(3)	Gas and Power	281
(28)	(8)	(6)	26	Corporate and Other	(65)
98	24	(52)	n.m.	Consolidation	37
228	**543**	**1,000**	**(46)**	**OMV Group**	**3,633**

[1] Excluding intersegmental profit elimination; for reasons of comparability 2008 numbers are adjusted accordingly

Economic environment: Oil prices and exchange rates



150
125
100
75
50
25
Q2/08
Q3/08
Q4/08
Q1/09
EUR-RON
EUR-USD
Brent

Rebased to 100

The latest IEA oil market report estimates world **crude oil demand** at 83.8 mn bbl/d in Q1/09 – down by 3.2 mn bbl/d or 3.7% year on year. The fall in OECD demand was especially sharp at 2.6 mn bbl/d and 5.3%. Non-OECD oil use was down by 0.6 mn bbl/d, with about half of the drop attributable to lower Chinese demand. **Global oil production** was 83.9 mn bbl/d in Q1/09, meaning that supply exceeded demand, and the usual seasonal inventory drawdown did not take place. OPEC production (excluding 4.7 mn bbl/d of NGL) was 28.3 mn bbl/d. The cutback in the organization's output thus matched the global demand decline. Above-average production cuts of over 10% came from Saudi Arabia, the United Arab Emirates, Nigeria and Venezuela.

The average **Brent price** in Q1/09 was USD 44.46/bbl – 54% down on the USD 96.71/bbl recorded in Q1/08. Brent crude traded at USD 40/bbl at the start of the year. Prices only dipped below this level briefly in mid-February. Spot Brent mainly ranged between USD 40–50/bbl during Q1/09, but the USD 50 mark was not reached until the end of March. The average **Urals price** in Q1/09 was USD 43.73/bbl, 53% below Q1/08.

As with other commodities, the current situation on the crude and product markets is being driven by a much more precipitous drop in demand than previously anticipated. OECD inventories are up by about 7% year on year, weighing on prices. OPEC's free production capacity has risen to 5.5 mn bbl/d. As non-OPEC output is expected to be little changed this year the challenge of adjusting production will largely fall to the organization. The market climate has also taken a turn for the worse in downstream, and Rotterdam prices for the main product groups were off by 40–50% year on year in the first quarter.

The USD came under some selling pressure after the Federal Reserve slashed the target federal funds rate to a historic low of 0–0.25% in mid-December 2008. However, the average **EUR-USD** exchange rate in the first quarter was 1.303, compared to 1.498 in Q1/08 – a 13% gain for the USD. The **Romanian Leu (RON)** weakened in Q1/09 against the EUR to an average of 4.268/EUR, 16% below Q1/08.

Q4/08	**Q1/09**	**Q1/08**	**Δ%**		**2008**
55.48	44.46	96.71	(54)	Average Brent price in USD/bbl	97.26
54.65	43.73	93.00	(53)	Average Urals price in USD/bbl	94.76
1.317	1.303	1.498	(13)	Average EUR-USD FX-rate	1.471
3.818	4.268	3.690	16	Average EUR-RON FX-rate	3.683
2.899	3.279	2.465	33	Average USD-RON FX-rate	2.520
8.82	4.52	4.13	9	NWE refining margin in USD/bbl	8.23
5.59	3.59	3.70	(3)	Med Urals refining margin in USD/bbl	5.54

Source: Reuters

Stock watch



140
120
100
80
60
40
20
Q2/08
Q3/08
Q4/08
Q1/09
FTSE Global Energy
FTSEurofirst 100
OMV
ATX

Rebased to 100

After a weak performance – below the market trend – in Q4/08, the OMV share price experienced a very strong rebound in Q1/09, supported by a recovering oil price and particularly after announcement of OMV's full year results in the end of February. After reaching its quarterly low of EUR 18.02 on January 23, the share price started to rise steadily and reached a high of EUR 25.20 on March 31. Thus, overall, the price for OMV shares on the Vienna Stock Exchange increased by 35% in Q1/09, outperforming most of its peers and the general market trend. International financial markets showed a different picture with a weaker performance of the FTSEurofirst 100 (down by 15%), the Dow Jones (down by 13%) and the Nikkei (down by 7%). The Austrian lead index ATX lost 3% during Q1/09. The FTSE Global Energy Index (composed of the largest oil and gas companies worldwide) declined by 10%.

ISIN: AT0000743059	Market capitalization (March 31)	EUR 7,529 mn
Vienna Stock Exchange: OMV	Last (March 31)	EUR 25.20
Reuters: OMV.VI	Year's high (March 31)	EUR 25.20
Bloomberg: OMV AV	Year's low (January 23)	EUR 18.02
ADR Level I: OMVKY	Shares outstanding (March 31)	298,762,125
	Shares outstanding (weighted) in Q1/09	298,757,810
ISIN: AT0000341623	3.75% OMV bond (2003-2010)	
ISIN: XS0422624980	6.25% OMV bond (2009-2014)	

Abbreviations

bbl: barrel(s), i.e. 159 liters; bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; CCS: current cost of supply; Co&O: Corporate and Other; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; FX: foreign exchange; G&P: Gas and Power; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European: R&M: Refining and Marketing including petrochemicals; RON: Romanian leu; t: metric tons; TRY: Turkish lira; USD: US dollar

OMV contacts

Angelika Altendorfer-Zwerenz, Investor Relations	Tel. +43 1 40440-21600; e-mail: investor.relations@omv.com
Thomas Huemer, Press Office	Tel. +43 1 40440-21660; e-mail: thomas.huemer@omv.com
Homepage:	www.omv.com

OMV Aktiengesellschaft

OMV Investor News

Results of OMV's Annual General Meeting

May 13, 2009

- Dividend of EUR 1.00 per share approved
- Authorization granted for share buy-back
- Authority granted to increase capital respectively issue convertible bonds, up to a maximum of 77,900,000 shares
- Amendments to the Articles of Association approved
- Election of members of the Supervisory Board

OMV's Annual General Meeting has approved a dividend of EUR 1.00 per share for 2008 as well as all agenda resolutions. OMV CEO Wolfgang Ruttenstorfer said: "The calendar year 2008 was unquestionably a year of extreme events. Until the middle of the year, oil prices had spiralled to well over USD 140 per barrel, and in the second half of the year, they plummeted due to the global financial crisis. Nevertheless, OMV has again achieved a record operational profit thanks to the consistent execution of its expansion strategy. Under the current economic situation, our aim is to maintain a conservative financial strategy and to handle our financial resources prudently in order to ensure that we have the necessary means to facilitate sustainable value growth."

Today's Annual General Meeting has approved a dividend of EUR 1.00 per share, which corresponds to a payout ratio of 22%. The payment date was agreed for May 19, 2009. The meeting was presented the duly adopted annual financial statements and discharged the Executive Board and Supervisory Board. The annual remuneration of the Supervisory Board was set at the same level as in 2008. Deloitte Audit Wirtschaftsprüfungs GmbH was re-elected as auditor for 2009.

Share buy-back
As in previous years, the meeting authorized the Executive Board to acquire own bearer shares up to the maximum legally permitted. The validity period of this authorisation is 30 months commencing today. The share buy back could be carried out at a minimum price that may not be below 30% of the average un-weighted closing price over the preceding ten trading days and a maximum price per share that may not exceed the average un-weighted closing price over the preceding ten trading days by more than 30%.

Capital increase and convertible bonds
The authorization for a capital increase of up to 77,900,000 shares has been given and is valid

until May 13, 2014. In addition, the Annual General Meeting further authorized the Company to issue up to EUR 3 bn of convertible bonds or 77,900,000 shares. In accordance, an increase in conditional capital was also approved, whereby authorized and conditional capital increases are limited to a maximum of 77,900,000 shares. The convertible bonds therefore represent an alternative or a complement to a capital increase. Should a capital increase occur, subscription rights may be excluded, as in previous occasions, in cases where there is a contribution in kind. However, when issuing convertible bonds, the Company has again the right to fully exclude subscription rights.

Amendments of the Articles of Association

The Annual General Meeting has approved the following amendments to the Articles of Association: With regard to the permitted languages, it was agreed that legally effective notices from shareholders or third parties acting on their behalf (e.g. banks) are to be addressed to the company in German or English. This applies in particular for deposit confirmations. In addition, the General Meeting shall be conducted in German. Moreover, the age restriction previously applied to members of the Executive and Supervisory Board has been lifted.

Election of members of the Supervisory Board

Due to the expiration of the terms of the members of the Supervisory Board at the close of this Annual General Meeting, the following people were elected as members of the Supervisory Board until the close of the General Meeting which concerns the 2013 fiscal year:

- Mr. Mohamed AL KHAJA,
- Mrs. Alyazia AL KUWAITI,
- Mrs. Elif BILGI-ZAPPAROLI,
- Mr. Helmut DRAXLER,
- Mr. Wolfram LITTICH,
- Mr. Peter MICHAELIS,
- Mr. Herbert STEPIC,
- Mr. Herbert WERNER,
- Mr. Rainer WIELTSCH,
- Mr. Norbert ZIMMERMANN.

The CVs of the new members of the Supervisory Board are available on OMV's website.

In the following constitutive Supervisory Board meeting, Mr. Peter Michaelis was elected president of Supervisory Board, Mrs. Alyazia Al Kuwaiti and Mr. Rainer Wieltsch were elected Vice President of Supervisory Board.

Voting results will be posted on the OMV site at www.omv.com > Investor Relations > Events > Annual General Meeting.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 7 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the

world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

Annual General Meeting 2009 „carbon neutral"

After having realized the first "carbon neutral" Annual General Meeting in Austria in 2007, OMV once more in 2009 contributes to sustainable development and climate protection by the way how the Annual General Meeting was organized. In order to do so, we have determined the CO_2 emissions caused by the realization of the Annual General Meeting, and we off-set these emissions through CO_2 reduction certificates bought from a selected project. Thus, the Annual General Meeting is realized carbon neutral for the third time. Carbon neutral means that unavoidable emissions of greenhouse gases into the atmosphere will be compensated by emission reductions achieved in climate protection projects. We have selected a wind power plant that generates renewable energy and hence contributes to reducing greenhouse gas emissions significantly. A carbon neutral Annual General Meeting is one of our various activities to ensure economic, environmental and social sustainability of our business activities.

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 1 40440 21600; e-mail: investor.relations@omv.com

Thomas Huemer, Press
Tel. +43 1 40440 21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – June and Q2 2009 on August 5, 2009